Exhibit (a)(5)(I)

On April 5, 2016, The Fresh Market, Inc. provided the following information in letters sent to its employees, to the extent such information was applicable to the employees who received such letters:

Dear Equity Award Holder:

As previously announced, The Fresh Market, Inc. (the “Company”) and an affiliate of Apollo Global Management, LLC (together with its consolidated subsidiaries, “Apollo”) entered into a merger agreement whereby certain funds managed by Apollo will acquire each share of the Company for $28.50 and the Company will become a wholly owned subsidiary of Pomegranate Holdings, Inc. (the “Merger”).  In connection with the Merger, we are sending you this letter because you hold certain equity awards under the Company’s 2010 Omnibus Incentive Compensation Plan.  This letter explains how your equity awards will be treated in the Merger if they are outstanding immediately before the closing of the Merger (the “Closing”).

Options
Each of your options to purchase shares of the Company (each an “Option”) that are outstanding immediately before the Closing will, whether vested or unvested, be canceled and you will receive a lump-sum cash payment equal to the “in-the-money” value, which is the product of (1) the number of shares subject to the Option and (2) the excess of $28.50 over the exercise price per share of the Option, less any applicable withholding taxes.  Any of your Options that are “out-of-the-money” (i.e., an Option that has an exercise price per share that is greater than $28.50) will be canceled for no consideration.  If you are entitled to a payment for any of your Options, we expect that this payment will be made with the first payroll after the Closing or in a special payroll shortly thereafter.

Restricted Shares
For each of your shares of the Company that are subject to forfeiture conditions (each a “Restricted Share”) that is outstanding immediately before the Closing, you will receive an amount in cash equal to $28.50, less any applicable withholding taxes.  We expect that the payment for your Restricted Shares will be made with the first payroll after the Closing or in a special payroll shortly thereafter.

Restricted Stock Units
For each of your restricted stock units that conveys the right to receive a share of the common stock of the Company (each a “Restricted Stock Unit”) and that is outstanding immediately before the Closing, you will receive an amount in cash equal to $28.50, less any applicable withholding taxes.  We expect that the payment for your Restricted Stock Units will be made with the first payroll after the Closing or in a special payroll shortly thereafter.

Performance Stock Units
For any of your performance stock units granted in calendar year 2016 that convey the right to receive shares of the Company (“New PSU Award”) and that are outstanding immediately before the Closing, you will receive a lump-sum cash payment equal to the greater of (1) the product of (a) the number of shares subject to the New PSU Award at the “target amount” as set forth in your award agreement and (b) $28.50 or (2) the product of (a) the number of shares, if any, that would be earned under the New PSU Award based on the financial results for the fiscal quarters completed before the Closing, as measured against the performance goals set forth in your award agreement, which performance goals will be prorated for the period from the beginning of the applicable performance period through the last day of the most recently completed fiscal quarter before the Closing and (b) $28.50, in each case, less any applicable withholding taxes.  We expect that the payment for your New PSU Award will be made with the first payroll after the Closing or in a special payroll shortly thereafter.

For any of your performance stock units that are not a New PSU Award (each, a “Non-New PSU Award”), you will receive a lump-sum cash payment equal to the product of (1) the number of shares, if any, that would be earned under the Non-New PSU Award based on the financial results for the fiscal quarters completed before the Closing, as measured against the performance goals set forth in your award agreement, which performance goals will be prorated for the period from the beginning of the applicable performance period through the last day of the most recently completed fiscal quarter before the Closing and (2) $28.50, less any applicable withholding taxes.  No payment is expected to be made for the Non-New PSU Awards because the prorated performance metrics are not expected to be achieved

Important Information

On March 25, 2016, the Company filed with the United States Securities and Exchange Commission (the “SEC”) a tender offer Solicitation/Recommendation Statement on Schedule 14D-9, and Pomegranate Merger Sub, Inc., Pomegranate Holdings, Inc. and Apollo Management VIII, L.P. filed with the SEC tender offer materials on Schedule TO, with respect to the tender offer for the outstanding shares of the Company contemplated by the merger agreement described herein.  THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT CONTAIN IMPORTANT INFORMATION. HOLDERS OF THE COMPANY’S SECURITIES ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES.

The offer to purchase, the related letter of transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, are available to all holders of the Company’s securities at no expense to them. The tender offer materials, the Solicitation/Recommendation Statement and other related documents are available for free at the SEC’s web site at www.sec.gov. Investors and securityholders may obtain a free copy of the Solicitation/Recommendation Statement and other related documents that the Company files with the SEC, free of charge, from the Company at ir.thefreshmarket.com or by directing a request to Investor Relations, at 336-615-8065 or investorrelations@thefreshmarket.com.